Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2018

EXPRESSED IN CANADIAN DOLLARS

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
March 31, 2018
(Expressed in Canadian Dollars - unaudited)

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars - unaudited)

	March 31,	December 31,
	2018	2017
	$	$
Assets

Current
Cash (Note 3)	46,165,624	18,458,791
Receivables	113,303	66,544
Prepaid expenses (Note 4)	520,055	319,603
Investment (Note 5)	237,000	309,035
	47,035,982	19,153,973

Exploration and evaluation assets (Note 6)	163,456,329	154,435,875

Reclamation bonds (Note 7)	1,166,696	1,248,817

Property and equipment (Note 8)	595,946	408,363

	212,254,953	175,247,028
Liabilities

Current
Accounts payable and accrued liabilities (Note 9)	2,503,136	1,642,099

Shareholders' equity
Share capital (Note 10)	259,792,262	220,941,105
Reserves (Note 10)	6,397,570	6,505,922
Deficit	(56,438,015)	(53,842,098)
	209,751,817	173,604,929

	212,254,953	175,247,028

Nature and Continuance of Operations (Note 1), Commitments (Note 15), Subsequent Events (Note 16)

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 11, 2018.

On Behalf of the Board of Directors:

“Alex Morrison”	“Zara Boldt”
Alex Morrison, Director	Zara Boldt, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars - unaudited)

	For the three months ended March 31,
	2018	2017
	$	$
Expenses
Community relations	-	95,314
Consulting fees	194,558	65,450
Depreciation (Note 8)	44,346	10,149
Foreign exchange loss (gain)	(372,821)	171,187
Insurance	98,984	97,278
Investor relations	29,249	92,857
Management fees (Note 12)	276,040	217,250
Office	168,059	90,730
Professional fees (Note 12)	284,109	377,681
Property investigation	-	90,997
Regulatory and shareholders service	139,103	114,890
Rent	80,699	53,628
Share-based compensation (Notes 10 and 12)	1,345,343	-
Travel and related	232,088	206,490
Wages and salaries (Note 12)	96,300	94,058

	(2,616,057)	(1,777,959)

Realized gain on sale of investments (Note 5)	597	-
Equity loss in associated company	-	(75,672)
Unrealized gain (loss) on investments (Note 5)	(69,000)	300,000
Interest income	57,488	83,169

Loss and comprehensive loss for the period	(2,626,972)	(1,470,462)

Basic and diluted loss per share	(0.01)	(0.01)

Weighted average number of common shares outstanding (basic and diluted)	242,296,564	222,277,766

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars - unaudited)

	For the three months ended March 31,
	2018	2017
	$	$
Cash flows used in operating activities
Loss for the period	(2,626,972)	(1,470,462)
Items not affecting cash:
Depreciation	44,346	10,149
Share-based compensation	1,345,343	-
Realized gain on sale of investments	(597)	-
Unrealized gain on investments	69,000	(300,000)
Unrealized foreign exchange	(32,812)	8,519
Equity loss in associated company	-	75,672
Changes in non-cash working capital items
(Increase) decrease in receivables	(46,759)	255
(Increase) in prepaid expenses	(200,452)	(56,566)
(Decrease) increase in accounts payable and accrued liabilities	(488,015)	182,518
	(1,936,918)	(1,549,915)
Cash flows used in investing activities
Reclamation bond recovery	114,933	-
Investments	-	(300,000)
Proceeds from sale of investments	3,632	-
Acquisition of property and equipment	(231,929)	(115,304)
Exploration and evaluation assets expenditures	(7,873,606)	(1,910,671)
	(7,986,970)	(2,325,975)
Cash flows from financing activities
Proceeds from share issuances	38,184,202	-
Share issuance costs	(2,420,873)	(772,910)
Proceeds from exercise of stock options	1,867,392	1,373,860
	37,630,721	600,950
Net change in cash	27,706,833	(3,274,940)

Cash, beginning of period	18,458,791	53,611,061

Cash, end of period	46,165,624	50,336,121

Non-cash transactions
Exploration and evaluation assets expenditures in accounts payable at period end	1,773,761	260,235
Share issuance costs in accounts payable at period end	202,204	-
Reclassification of expired stock options from reserves to deficit	31,055	-
Reclassification of stock options exercised from reserves to share capital	1,422,640	1,114,392

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars - unaudited)

					Total
	Number of				Shareholders'
	Shares Issued	Share Capital	Reserves	Deficit	Equity
		$	$	$	$
Balance at December 31, 2016	221,516,735	191,358,298	5,310,291	(42,826,554)	153,842,035

Stock options exercised	1,278,439	2,488,252	(1,114,392)	-	1,373,860
Adjustment in investment in associated company	-	-	8,962	-	8,962
Loss for the period	-	-	-	(1,470,462)	(1,470,462)

Balance at March 31, 2017	222,795,174	193,846,550	4,204,861	(44,297,016)	153,754,395

Stock options exercised	1,170,477	1,539,805	(667,877)	-	871,928
Adjustment in investment in associated company	-	-	(227,836)	227,836	-
Shares issued pursuant to the acquisition of associated company	9,352,320	24,970,694	-	-	24,970,694
Issuance of replacement stock options and warrants	-	-	576,506	-	576,506
Warrants exercised	218,700	584,056	(332,551)	-	251,505
Stock options expired	-	-	(183,406)	183,406	-
Share-based compensation	-	-	3,136,225	-	3,136,225
Loss for the period	-	-	-	(9,956,324)	(9,956,324)

Balance at December 31, 2017	233,536,671	220,941,105	6,505,922	(53,842,098)	173,604,929

Shares issued for cash	18,626,440	38,184,202	-	-	38,184,202
Share issuance costs	-	(2,623,077)	-	-	(2,623,077)
Stock options exercised	2,091,666	3,290,032	(1,422,640)	-	1,867,392
Stock options expired	-	-	(31,055)	31,055	-
Share-based compensation	-	-	1,345,343	-	1,345,343
Loss for the period	-	-	-	(2,626,972)	(2,626,972)

Balance at March 31, 2018	254,254,777	259,792,262	6,397,570	(56,438,015)	209,751,817

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 1 - Nature and Continuance of Operations

Gold Standard Ventures Corp. (the “Company”) was incorporated on February 6, 2004 under the Business Corporations Act (British Columbia) and is listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “GSV” and on the NYSE American LLC under the symbol “GSV”.

The Company’s head office, principal address and registered and records office is located at Suite 610 – 815 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1B4.

The Company’s exploration and evaluation assets are at the exploration stage and are without a known body of commercial ore. The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. The amounts shown as exploration and evaluation assets cost represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values. The recoverability of the amounts shown for exploration and evaluation assets cost is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves and future profitable operations or through sale of the assets.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at March 31, 2018, the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its exploration activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. The Company estimates it has sufficient working capital to continue operations for the upcoming year.

NOTE 2 - Significant Accounting Policies and Basis of Preparation

The following is a summary of significant accounting policies used in the preparation of these condensed interim consolidated financial statements.

Statement of compliance
These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

This condensed interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2017.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Statement of compliance (continued)
The accounting policies applied in preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2017, except for the following:

Financial instruments
On January 1, 2018, the Company adopted IFRS 9 – Financial Instruments (“IFRS 9”) which replaced IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected loss’ impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard retrospectively. IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities.

The following summarizes the significant changes in IFRS 9 compared to the current standard:

  IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. The change did not impact the carrying amounts of any of the Company’s financial assets on the transition date. Prior periods were not restated and no material changes resulted from adopting this new standard.

  The adoption of the new “expected credit loss” impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had no impact on the carrying amounts of our financial assets on the transition date given the Company transacts exclusively with large international financial institutions and other organizations with strong credit ratings.

Basis of presentation
These condensed interim consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, except for investments which are measured at fair value. The condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Basis of consolidation
These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, JKR Gold Resources ULC, JKR Gold Resources (USA) Inc., JMD Exploration Corp., Gold Standard Ventures (US) Inc., Tacoma Exploration LLC, Battle Mountain Gold Inc., Battle Mountain Gold (USA) Inc., and Madison Enterprises (Nevada) Inc., from their dates of formation or acquisition. The Company’s Canadian subsidiaries are holding companies while its US subsidiaries are operating companies. All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation. During the year ended December 31, 2017, the Company wound up JKR Gold Resources (USA) Inc. and JMD Exploration Corp. In addition, the Company merged Battle Mountain Gold (USA) Inc. and Madison Enterprises (Nevada) Inc., with the merged entity being named Madison Enterprises (Nevada) Inc.

Foreign currency translation
The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and each of its subsidiaries is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21 – The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than Canadian dollars are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates and judgements as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, determination of functional currency, valuation of the acquisition of an associated company, valuation of share-based compensation, recognition of deferred tax amounts and valuation of investments.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions within the reporting entity.

Valuation of the acquisition of an associated company

The Company acquired a publicly-traded associated company in June 2017. The process for determining whether the acquisition was an asset purchase versus a business acquisition was performed and primary consideration was given to the exploration stage of mineral properties, among other items. Shares issued for the acquisition were valued on the issue date and the excess of overall acquisition costs over net assets acquired was attributed to the mineral properties acquired.

Prior to June 2017, the Company held an investment in the associated company. To value the investment, management obtained financial information from the majority owner and adjusted the carrying value of the investment. The investment was subject to all estimates included in the financial information from the majority owner as well as estimates of impairment losses.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes option pricing model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Use of estimates (continued)
Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Valuation of investments

To value the investments, management obtains publicly-available financial information to estimate the fair value of the investments.

Financial instruments
Financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive.

The classification determines the method by which the financial assets are carried on the balance sheet subsequent to inception and how changes in value are recorded. Receivables and reclamation bonds are measured at amortized cost with subsequent impairments recognized in profit or loss and cash and investments are classified as FVTPL.

Impairment

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities

Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the balance sheet subsequent to inception and how changes in value are recorded. Accounts payable and accrued liabilities are classified as other financial liabilities and carried on the balance sheet at amortized cost.

As at March 31, 2018, the Company does not have any derivative financial liabilities.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Standards issued or amended but not yet effective
A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the three months ended March 31, 2018 and have not been applied in preparing these condensed interim consolidated financial statements. The new and revised standards are as follows:

  IFRS 16 – Leases: On January 13, 2016, the IASB issued the final version of IFRS 16 Leases. The new standard will replace IAS 17 Leases and is effective for annual periods beginning on or after January 1, 2019. IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead, all leases are treated in a similar way to finance leases applying IAS 17. IFRS 16 does not require a lessee to recognize assets and liabilities for short-term leases (i.e. leases of 12 months or less) and leases of low-value assets. The Company is evaluating the effect of this standard on the Company’s consolidated financial statements.

  IFRIC 23 – Uncertainty Over Income Tax Treatments: clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Company does not expect that the adoption of this standard will have a material effect on the Company’s consolidated financial statements.

NOTE 3 – Cash

	March 31, 2018	December 31, 2017
	$	$
Cash at bank	46,032,855	18,312,333
Cash held in lawyers’ trust account	132,769	146,458
	46,165,624	18,458,791

NOTE 4 – Prepaid Expenses

	March 31, 2018	December 31, 2017
	$	$
Prepaid expenses	499,899	297,003
Deposits	20,156	22,600
	520,055	319,603

NOTE 5 –Investments

In February 2017, the Company acquired 600,000 shares of Contact Gold Corp. for a total of $300,000, which have been classified as FVTPL and measured at fair value. The fair value of the investment as at March 31, 2018 was $237,000 (December 31, 2017 - $306,000). During the three months ended March 31, 2018, the Company recorded an unrealized loss of $69,000 (March 31, 2017 – unrealized gain of $300,000) on its investments which has been recorded through profit or loss.

In connection with the acquisition of Battle Mountain Gold Inc. (“BMG”), the Company acquired certain marketable securities, which have been classified as FVTPL and measured at fair value. As at December 31, 2017, the fair value of the investment was $3,035. During the three months ended March 31, 2018, the Company sold these securities for $3,632 and recorded a realized gain of $597.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 6 – Exploration and Evaluation Assets

Expenditures for the periods related to exploration and evaluation assets located in Nevada, USA and were as follows:

	Railroad-
	Pinion	Lewis Gold
	Project	Project	Total
	$	$	$
Balance as at December 31, 2016	93,913,136	-	93,913,136

Property acquisition and staking costs	253,744	35,745,391	35,999,135
Exploration expenses
Claim maintenance fees	369,925	79,138	449,063
Consulting	2,361,902	234,684	2,596,586
Data analysis	498,200	22,482	520,682
Drilling	11,834,010	1,299,403	13,133,413
Environmental and permitting	275,885	4,648	280,533
Equipment rental	78,392	1,849	80,241
Geological	997,238	15,275	1,012,513
Lease payments	1,487,916	109,563	1,597,479
Metallurgy	909,757	-	909,757
Sampling and processing	1,141,491	28,386	1,169,877
Site development and reclamation	1,293,953	149,086	1,443,039
Supplies	1,278,358	2,722	1,281,080
Vehicle	49,341	-	49,341
	22,830,112	37,692,627	60,522,739

Balance as at December 31, 2017	116,743,248	37,692,627	154,435,875

Property acquisition and staking costs	1,638	-	1,638
NSR buy-down	4,427,850	-	4,427,850
Exploration expenses
Claim maintenance fees	2,206	-	2,206
Consulting	520,784	66,451	587,235
Data Analysis	19,272	11,514	30,786
Drilling	1,622,500	172,596	1,795,096
Environmental and permitting	80,669	-	80,669
Equipment rental	23,560	-	23,560
Geological	111,964	17,455	129,419
Lease payments	184,225	-	184,225
Metallurgy	80,788	-	80,788
Preliminary economic assessment	17,005	-	17,005
Sampling and processing	323,903	78,052	401,955
Site development and reclamation	1,069,589	11,786	1,081,375
Supplies	176,647	-	176,647
	8,662,600	357,854	9,020,454

Balance as at March 31, 2018	125,405,848	38,050,481	163,456,329

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project

The Railroad-Pinion project is located in Elko County, Nevada, USA.

During the period from August 2009 to December 2017, the Company entered into various agreements to acquire or lease certain claims, properties and surface rights subject to net smelter return royalties (“NSR”) ranging between 1% and 5%. As well, certain claims are subject to a 1.5% Mineral Production Royalty. The agreements are subject to specific lease terms, extension options, back-in rights, buy down or purchase provisions, lease terms and work commitments as further detailed in the Company’s most recent annual audited consolidated financial statements.

In March 2018, the Company exercised its NSR buy-down option on one of its mining lease agreements executed in November 2012 to reduce the NSR royalty from 5% to 2% by making a lump-sum payment of US$3,500,000 to the lessee.

During the three months ended March 31, 2018, the Company entered into an additional agreement as follows:

In January 2018, the Company entered into a mining lease agreement to lease a 100% interest in certain mineral rights for a period of 10 years. The Company paid an initial amount of US$10,000 upon execution of the agreement and must make payment of US$10,000 increasing to US$30,000 in years six to nine. The lease agreement is subject to a 3% NSR.

Payment requirements from 2018 to 2022 under the above agreements are approximately as follows:

	Total	Total
	Work	Lease
	commitment	payment	Total
	US$	US$	US$
2018	1,500,000	1,034,000	2,534,000
2019	1,300,000	1,077,000	2,377,000
2020	1,300,000	1,016,000	2,316,000
2021	1,300,000	770,000	2,070,000
2022	1,300,000	321,000	1,621,000
	6,700,000	4,218,000	10,918,000

Lewis Gold Project

As a result of the acquisition of BMG, the Company acquired a 100% right, title and interest in mining claims located in the Battle Mountain Mining District in Lander County, Nevada, USA (the “Lewis Gold Project”).

The Lewis Gold Project is subject to an advance minimum annual royalty in the amount of US$60,000 in cash, which is subject to an annual escalation based upon a defined consumer price index. The advance minimum royalty payments are to be credited against any production royalty payable in the same year. Production royalties include a 3.5% NSR for gold and silver and a 4% NSR for other minerals such as lead, zinc, and copper (the “BMG Royalty”).

Pursuant to the agreement governing the BMG Royalty, the Company can further reduce the NSR for gold and silver from 3.5% to 2.5% for an additional payment of US$2,150,000 by August 2018 with an option to extend to August 2019 upon an additional payment of US$250,000.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 7 - Reclamation Bonds

In relation to its exploration and evaluation assets, the Company has posted reclamation bonds as at March 31, 2018 of $1,166,696 (US$904,622) (December 31, 2017 - $1,248,817 (US$965,471)).

NOTE 8 - Property and Equipment

	Leasehold
	improvements	Computers	Total
	$	$	$
Cost:
At December 31, 2016	210,742	-	210,742
Additions	288,581	29,482	318,063
At December 31, 2017	499,323	29,482	528,805
Additions	197,765	34,164	231,929
At March 31, 2018	697,088	63,646	760,734
Depreciation:
At December 31, 2016	75,424	-	75,424
Charge for the year	40,596	4,422	45,018
At December 31, 2017	116,020	4,422	120,442
Charge for the period	36,203	8,143	44,346
At March 31, 2018	152,223	12,565	164,788
Net book value:
At December 31, 2017	383,303	25,060	408,363
At March 31, 2018	544,865	51,081	595,946

NOTE 9 – Accounts Payable and Accrued Liabilities

	March 31, 2018	December 31, 2017
	$	$
Accounts payable	2,099,736	636,961
Accrued liabilities	403,400	1,005,138

	2,503,136	1,642,099

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 10 - Share Capital and Reserves

Authorized Share Capital

Unlimited number of common shares without par value.

Issued Share Capital

In June 2017, in connection to the acquisition of BMG, the Company issued 9,352,320 common shares at a value of $24,970,694.

In February 2018, the Company completed an underwritten public offering and a concurrent private placement financing and issued 18,626,440 common shares of the Company at a price of $2.05 per share for proceeds totalling $35,561,125, net of cash commissions and expenses of $2,623,077.

Share Purchase Warrants

In June 2017, in connection to the acquisition of BMG, the Company issued 218,700 replacement warrants with an exercise price of $1.15, at a fair value of $332,551, calculated using the Black-Scholes option pricing model assuming a life expectancy of one month, a risk-free rate of 0.56%, a forfeiture rate of 0%, and volatility of 52%. In July 2017, the Company issued 218,700 common shares in relation to the exercise of 218,700 replacement warrants for total proceeds of $251,505 and the fair value of $332,551 attributable to these warrants was transferred from reserves to share capital.

A summary of share purchase warrant activities are as follows:

	Number of	Weighted average
	warrants	exercise price
		$
Outstanding at December 31, 2016	-	-
Replacement warrants issued	218,700	1.15
Exercised	(218,700)	1.15
Outstanding at December 31, 2017 and March 31, 2018	-	-

Stock Options

The Company has a Stock Option Plan whereby the maximum number of common shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant. The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX). Options may be granted for a maximum term of five years from the date of the grant, are non-transferable and expire within 90 days of termination of employment, consulting arrangement or holding office as a director or officer of the Company, are subject to vesting provisions as determined by the Board of Directors (the “Board”) and, in the case of death, expire within one year thereafter. Upon death, the options may be exercised by legal representation or designated beneficiaries of the holder of the option.

In June 2017, in connection to the acquisition of BMG, the Company issued 153,089 replacement options with a weighted average exercise price of $1.67 per share, at a fair value of $243,955.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 10 - Share Capital and Reserves – (continued)

Stock Options (continued)

During the year ended December 31, 2017, the Company issued 2,448,916 common shares in relation to the exercise of 2,448,916 stock options (including 87,477 replacement options) for total proceeds of $2,245,788 and the fair value of $1,782,269 attributable to these stock options was transferred from reserves to share capital. Additionally, 105,612 stock options (including 65,612 replacement options) expired unexercised and the fair value of $183,406 attributable to these stock options was transferred from reserves to deficit. In addition, during the year ended December 31, 2017, the Company granted a total of 3,465,140 stock options with a fair value of $4,264,487, of which $3,136,225 was expensed.

During the three months ended March 31, 2018, the Company issued 2,091,666 common shares in relation to the exercise of 2,091,666 stock options for total proceeds of $1,867,392 and the fair value of $1,422,640 attributable to these stock options was transferred from reserves to share capital. Additionally, 33,334 stock options expired unexercised and the fair value of $31,055 attributable to these stock options was transferred from reserves to deficit. In addition, during the quarter ended March 31, 2018, the Company granted a total of 2,539,256 stock options as follows:

  100,000 stock options with an exercise price of $1.96 per share vest one-third immediately and one-third every year thereafter, with a fair value of $102,519.

  2,439,256 stock options with an exercise price of $2.11 per share vest one-third immediately, one-third on January 26, 2019, and one-third on January 26, 2020, with a fair value of $2,599,050.

During the three months ended March 31, 2018, the Company expensed a total of $1,288,841 (March 31, 2017 – $nil) as share-based compensation for values of stock options vested.

The fair value of options granted is estimated on the grant date using the Black-Scholes option pricing model using the following weighted average variables:

	For the three months ended March 31,
	2018	2017
Risk-free interest rate	1.96%	-
Expected option life in years	4 years	-
Expected stock price volatility	65%	-
Expected dividend rate	0%	-

A summary of stock options activities are as follows:

	Number of	Weighted average
	options	exercise price
		$
Outstanding at December 31, 2016	8,187,939	0.98
Exercised	(2,448,916)	0.92
Granted	3,465,140	2.15
Expired	(105,612)	2.57
Replacement options issued	153,089	1.67
Outstanding at December 31, 2017	9,251,640	1.43
Exercised	(2,091,666)	0.89
Granted	2,539,256	2.10
Expired	(33,334)	2.12
Outstanding at March 31, 2018	9,665,896	1.72

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 10 - Share Capital and Reserves – (continued)

Stock Options (continued)

A summary of the stock options outstanding and exercisable at March 31, 2018 is as follows:

Exercise	Number	Number
Price	Outstanding	Exercisable	Expiry Date
$
0.76	324,000	324,000	May 23, 2018
2.12	84,600	84,600	August 1, 2018
0.77	705,000	705,000	September 12, 2019
0.73	2,225,000	2,225,000	November 27, 2020
3.16	507,500	507,500	September 29, 2021
2.24	325,000	325,000	June 1, 2022
2.12	2,355,540	1,570,360	August 1, 2022
2.25	600,000	200,000	September 12, 2022
1.96	100,000	33,333	January 15, 2023
2.11	2,439,256	813,085	March 5, 2023
	9,665,896	6,787,878

The stock option reserves record items recognized as share-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If vested options expire unexercised or are forfeited, the amount recorded is transferred to deficit.

Restricted Share Unit Award Plan

In 2017, the Company adopted a Restricted Share Unit Award Plan (“RSU Plan”) whereby the maximum number of common shares reserved for issue under the RSU Plan shall not exceed 5,000,000 common shares of the Company. In addition, the aggregate number of common shares issuable pursuant to the RSU Plan combined with all of the Company’s other security-based compensation arrangements, including the Company’s Stock Option Plan, shall not exceed 10% of the Company’s outstanding shares. During the year ended December 31, 2017, the Company did not grant any restricted share unit awards.

In March 2018, the Company granted 567,110 restricted share units to certain officers and directors with a fair value of $1,196,602, of which $56,502 was expensed. The restricted share units issued to officers of the Company vest one-third every year. The directors of the Company, who have been granted restricted share units, have the entitlement to have one-third of the grant vest every year. However, the restricted share units will vest only when the director’s position on the Board has been terminated.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 11 - Segmented Information

The Company has one operating segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information is as follows:

	As at March 31, 2018
	Canada	US	Total
	$	$	$
Reclamation bonds	-	1,166,696	1,166,696
Property and equipment	282,305	313,641	595,946
Exploration and evaluation assets	-	163,456,329	163,456,329
	282,305	164,936,666	165,218,971

	As at December 31, 2017
	Canada	US	Total
	$	$	$
Reclamation bonds	-	1,248,817	1,248,817
Property and equipment	94,722	313,641	408,363
Exploration and evaluation assets	-	154,435,875	154,435,875
	94,722	155,998,333	156,093,055

NOTE 12 - Related Party Transactions

During the three months ended March 31, 2018, the Company entered into the following transactions with related parties, not disclosed elsewhere in these financial statements:

i.

As at March 31, 2018, $18,129 (December 31, 2017 - $640,573) was included in accounts payable and accrued liabilities owing to officers and directors of the Company in relation to professional fees and reimbursement of expenses.

ii.	As at March 31, 2018, $nil (December 31, 2017 - $7,000) was included in prepaid expenses for prepayments made to directors of the Company in relation to director fees.
iii.	The Company received $4,500 (March 31, 2017 - $nil) of rent from a company related by way of common officers.

Summary of key management personnel compensation:

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Board and corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer.

	For the three months ended March 31,
	2018	2017
	$	$
Management fees	276,040	217,250
Professional fees	57,621	-
Exploration and evaluation assets expenditures	60,219	63,013
Wages and salaries	10,627	11,120
Share-based compensation	779,999	-
	1,184,506	291,383

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 13 - Capital Disclosure and Management

The Company considers its capital structure to include the components of shareholders’ equity. Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. As an exploration stage company, the Company is currently unable to self-finance its operations.

Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financings will be favourable.

The Company’s share capital is not subject to any external restrictions and the Company did not change its approach to capital management during the period.

NOTE 14 - Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, receivables, investments, reclamation bonds, and accounts payable and accrued liabilities. The fair value of these financial instruments, other than cash and investments, approximates their carrying values due to the short-term nature of these instruments. Cash and investments are measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity, commodity price, and equity price risk.

a)	Currency risk

The Company conducts exploration and evaluation activities in the United States. As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at March 31, 2018, the Company had a foreign currency net monetary asset position of approximately US$15,593,000. Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $155,900.

b)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash is held in large Canadian and U.S. financial institutions and the Company considers this risk to be remote.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 14 - Financial Instruments and Risk Management – (continued)

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board are actively involved in the review, planning, and approval of significant expenditures and commitments.

e)	Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

f)	Equity price risk

The equity price risk associated with the Company’s current held for trading investment primarily relates to the change in the market prices of the investments in the portfolio. The Company monitors the financial asset prices to determine the appropriate course of action to be taken.

NOTE 15 - Commitments

a)	The Company has a lease agreement for an office space in Vancouver, B.C. expiring on April 30, 2020 and incurring minimum monthly rent payments of approximately $6,000 to the year 2020.

In August 2017, the Company entered into a lease agreement for office premises in Elko, Nevada expiring on August 28, 2022 and incurring minimum monthly rent payments from US$8,000 (US$12,000 during renovation) in 2017 increasing to US$10,000 in 2022. The Company has an option to purchase the property for US$1,100,000 with a credit to be applied to the purchase price based on a percentage of the minimum rent payments made in the year of purchase.

Summary of commitments for office leases:

	Vancouver
	Office	Elko Office	Total
	$	$	$
Payable not later than one year	73,352	128,435	201,787
Payable later than one year and not later than five years	79,742	496,312	576,054
Payable later than five years	-	-	-
Total	153,094	624,747	777,841

b)

The Company has two separate consulting agreements with officers and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term. The agreements require total combined payments of $50,750 per month. Included in each agreement is a provision for a two-year payout in the event of termination without cause and three-year payout in the event of a change in control.

c)

The Company has two separate employment agreements with employees of the Company to provide exploration services to the Company for an indefinite term. The agreements require total combined payments of US$34,517 per month. Included in each agreement is a provision for a two-year payout in the event of termination following a change in control.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2018
(Expressed in Canadian Dollars - unaudited)

NOTE 15 – Commitments – (continued)

d)

The Company has an employment agreement with an officer of the Company to provide corporate secretarial and legal services to the Company for an indefinite term. The agreement requires payment of $19,167 per month. Included in the agreement is a provision for a two-year payout in the event of termination without cause or in the event of a change in control.

NOTE 16 – Subsequent Events

a)

In April 2018, the Company granted 100,000 stock options to an employee of the Company with an exercise price of $2.11 per option exercisable for a period of 5 years vesting one-third immediately and one-third every year thereafter. In addition, 222,000 stock options were exercised for proceeds of $168,720.